Exhibit 12.1
QUEST DIAGNOSTICS INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS, EXCEPT RATIOS)

	FOR THE THREE MONTHS ENDED MARCH 31, 2013	YEAR ENDED DECEMBER 31,
		2012	2011	2010	2009	2008
Income from continuing operations before taxes, equity earnings and net income attributable to non-controlling interests...........	$190,360	$1,042,436	$819,520	$1,144,926	$1,177,316	$1,007,389
Adjustments:
Distributed income from less than 50% owned companies................................	6,123	24,980	28,877	30,883	25,345	28,752
Fixed charges....................................................	58,533	238,776	245,521	219,369	219,820	259,174
Earnings from continuing operations before taxes and fixed charges, as adjusted.................	$255,016	$1,306,192	$1,093,918	$1,395,178	$1,422,481	$1,295,315
Fixed charges:
Interest expense................................................	$40,856	$169,033	$173,741	$148,218	$150,379	$188,535
Portion of rent expense which represents interest factor....................................................	17,677	69,743	71,780	71,151	69,441	70,639
Total fixed charges...........................................	$58,533	$238,776	$245,521	$219,369	$219,820	$259,174
Ratio of earnings to fixed charges....................	4.4x	5.5x	4.5x	6.4x	6.5x	5.0x

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